TELESTONE TECHNOLOGIES CORPORATION

Floor 6, Saiou Plaza, No. 5 Haiying Road,
Fengtai Technology Park, Beijing, China 100070

August 6, 2009
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3720
Washington D.C. 20549
United States of America

Attention:  Mr. Michael Henderson

Re:	Telestone Technologies Corporation (the “Company”)
Item 4.01 Form 8-K
Filed July 13, 2009
File No. 1-32503

Dear Mr. Henderson:

Thank you for your comment letter dated July 13, 2009 on our above-referenced Current Report on Form 8-K.  We are writing to you to provide responses to your comments in connection with our filing of Amendment No. 1 to the Current Report on Form 8-K.

For the convenience of the staff of the Securities and Exchange Commission (the “Staff”), each of the Commission’s comments is set out immediately preceding the corresponding response.

Item 4.01 Form 8-K filed July 13, 2009

1.	Revise your filing to say whether or not the resignation of Mazars CPA Limited was approved by the Board of Directors and/or the Audit Committee.

Response

Please be advised that we have revised our Current Report on Form 8-K to state that the resignation of Mazars CPA Limited was approved by our Audit Committee and Board of Directors.

2.	Revise your filing to stated whether or not you had any consultations with your newly appointed accountant identified by Item 304(a)(i) and (ii) of Item S-K.

Response

Please be advised that we have revised our Current Report on Form 8-K to state that during the years ended December 31, 2008 and December 31, 2007 and the subsequent interim period through July 9, 2009, we did not consult with our newly appointed accountants regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the our financial statements or (ii) any matter that was either the subject of a disagreement or event identified in response to (a)(1)(iv) or (v) of Item 304 of Regulation S-K..

3.	Filed an updated Exhibit 16 letter from Mazars CPA Limited.

Response

Please be advised that we have filed an updated Exhibit 16.1 letter from Mazars CPA Limited.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the Company also acknowledges that Staff comments or changes to disclosure in response to the above Staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses would be helpful in your review of our Current Report on Form 8-K.  Please feel free to contact me or our legal counsel Cadwalader, Wickersham & Taft LLP, Jiannan Zhang at +86 10 6599-7270 or via fax at +86 10 6599-7300 in case of any further comments or questions in this regard.

Sincerely yours,

TELESTONE TECHNOLOGIES CORPORATION

By:   /s/ Han Daqing
   Name: Han Daqing
   Title: Chief Executive Officer

By:   /s/ Hong Li
   Name: Hong Li
   Title: Chief Financial Officer